AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
AGREEMENT, was first entered into on the 20th day of October, 2018, between Global X Funds (“Trust”), on behalf of the Global X DAX Germany ETF (“Fund”) and Global X Management Company LLC (“Adviser”).
WHEREAS, the Adviser has advised the Board of Trustees of the Trust that, because of competitive fee pressures, it desires to limit the Fund’s total annual fund operating expenses to 0.20% of the Fund’s average daily net assets per year; and
WHEREAS, the Board of Trustees has considered the Adviser’s request and agrees that limiting the Fund’s expenses, as provided for in this Agreement, is in the best interest of the Fund and its shareholders.
NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, Trust and Adviser agree as follows:
1.    With respect to the Fund, for the period commencing as of the date of this Agreement through at least March 1, 2020, the Adviser has contractually agreed to waive any fees payable to Adviser and/or reimburse expenses for the Fund in an amount sufficient to keep the total annual operating expenses (exclusive of taxes, brokerage fees, commissions, and other transaction expenses, interest and extraordinary expenses (such as litigation and indemnification expenses)) to 0.20% of the Fund’s average daily net assets per year (“Maximum Permitted Rate”).
2.    The Adviser understands and intends that the Fund will rely on this Agreement in preparing and filing its registration statements on Form N-1A and in accruing the expenses of the Fund for purposes of calculating net asset value (and otherwise) and expressly permits the Fund to do so.
5.    This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of Delaware, without regard to the conflicts of law provisions thereof; provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940 (“1940 Act”), the Investment Advisers Act of 1940 (“Advisers Act”) or other applicable federal law. Where the effect of a requirement of the 1940 Act, Advisers Act or other applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Any amendment to this Agreement shall be in writing signed by the parties hereto.
7.    The term of this Agreement ends on March 1, 2020. This Agreement may be extended from year-to-year subject to approval by the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

GLOBAL X FUNDS	GLOBAL X MANAGEMENT COMPANY LLC

By: /s/ Lisa Whittaker Name: Lisa Whittaker Title: Secretary	By /s/ Lisa Whittaker Name: Lisa Whittaker Title: General Counsel

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